UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Amendment No. 1
to
FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

TRICO MARINE SERVICES, INC.
(Exact name of registrant as specified in its charter)

Delaware	72-1252405

(State of incorporation or organization)	(I.R.S. Employer Identification No.)

2401 Fountainview, Suite 920 Houston, Texas 77057

(Address of principal executive offices, including zip code)

Securities to be registered pursuant to Section 12(b) of the Act: None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

Securities Act registration file number to which this form relates: 333-02990.

Securities to be registered pursuant to Section 12(g) of the Act: Common Stock, par value $0.01 per share

EXPLANATORY NOTE

As previously announced, Trico Marine Services, Inc. (the “Company”) and two of its wholly-owned subsidiaries, Trico Marine Assets, Inc. and Trico Marine Operators, Inc., filed prepackaged voluntary petitions for reorganization under chapter 11 (“Chapter 11”) of title 11 of the United States Code (the “Bankruptcy Code”) on December 21, 2004. On January 19, 2005, the Company announced that the United States Bankruptcy Court for the Southern District of New York entered an order (the “Confirmation Order”) confirming the Company’s prepackaged plan of reorganization (the “Plan”). The Confirmation Order affirmed that all reorganization requirements have been met under the Bankruptcy Code and cleared the way for the Company to emerge from Chapter 11 protection.

On March 15, 2005 (the “Effective Date”), the Company emerged from Chapter 11, having satisfied all conditions to effectiveness of the Plan. As provided for in the Plan, holders of the Company’s then-outstanding $250 million 8 7/8% senior notes due 2012 received, in exchange for their total claims (including principal and accrued and unpaid interest), 10,000,000 shares of new common stock, representing 100% of the fully-diluted new common stock of the reorganized Company before giving effect to (i) the exercise of warrants distributed to holders of the Company’s old common stock that was cancelled pursuant to the Plan and (ii) options and restricted stock issued under a new employee and director long-term incentive plan. Shares of the Company’s new common stock were issued pursuant to the Company’s newly-adopted Second Amended and Restated Certificate of Incorporation. The Company hereby amends Item 1 of the Company’s Form 8-A dated April 24, 1996, to read in its entirety as follows:

Item 1. Description of Registrant's Securities to be Registered.

The authorized capital stock of the Company consists of 25 million shares of common stock, $0.01 par value per share (the “Common Stock”), and 5 million shares of preferred stock, $0.01 par value per share, issuable in series (the “Preferred Stock”). The following description of the capital stock of the Company is qualified in its entirety by reference to the Company’s Second Amended and Restated Certificate of Incorporation (the “Certificate”) and Second Amended and Restated Bylaws (the “Bylaws”), copies of which are filed as exhibits to this registration statement.

Common Stock

Each holder of Common Stock is entitled to one vote for each share of Common Stock held of record on all matters on which stockholders are entitled to vote; stockholders may not cumulate votes for the election of directors. Subject to the prior rights and preferences, if any, applicable to shares of the Preferred Stock that may be issued by the Company, holders of the Common Stock shall be entitled to receive such dividends as may be declared thereon by the Company’s Board of Directors (the “Board”) at any time and from time to time. The Company has never paid cash dividends on its Common Stock and does not anticipate paying dividends for the foreseeable future. In addition, the Company’s credit agreements contain provisions which prohibit the Company from paying dividends on its Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of Preferred Stock, the holders of Common Stock shall be entitled to receive all of the remaining net assets of the Company available for distribution to its stockholders, ratably in proportion to the number of shares of the Common Stock held by them.

Preferred Stock

The Board has the authority, without approval of the stockholders, to issue shares of Preferred Stock in one or more series and to fix the designation, number of shares and rights, preferences and limitations of each series. The affirmative vote of at least five directors is required to approve any issuance of Preferred Stock. The Company may issue Preferred Stock only for cash consideration. Among the specific matters that may be determined by the Board are the dividend rights, the redemption price, if any, the terms of a sinking fund, if any, the amount payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, conversion rights, if any, and voting powers, if any. The holders of Preferred Stock shall not be entitled to vote separately as a class with respect to any amendment to the Certificate to increase the number of authorized shares of Preferred Stock.

Certain Charter and Bylaw Provisions

Classified Board of Directors. The Board consists of three staggered classes of directors, to be as nearly equal in size as is possible, with each class to be elected by the holders of Common Stock at every third annual meeting subsequent to the meeting at which they were duly elected.

Board of Directors. The Certificate and Bylaws provide that the number of directors shall be seven and shall thereafter be enlarged or reduced only with the approval of the holders of at least two-thirds of the voting power of all the outstanding shares of the capital stock of the Company. Under the Certificate, a vote of a majority of all then outstanding shares of capital stock entitled to vote at an election of directors is required to remove a director with cause and a vote of two-thirds of all then outstanding shares of capital stock entitled to vote at an election of directors is required to remove a director without cause. The Certificate also provides that newly created directorships resulting from an increase in the size of the Board and any vacancy occurring on the Board as a result of the removal of a director shall be filled by vote of the stockholders.

Stockholder Action by Unanimous Consent. The Certificate provides that stockholder action may be taken only at an annual or special meeting of stockholders or by unanimous written consent. As a result, stockholders may not act upon any matter except at a duly called meeting or by unanimous written consent.

Amendments to the Certificate of Incorporation and Bylaws. Prior to the third anniversary of the Effective Date, the affirmative vote of the holders of at least two-thirds of the voting power of all then outstanding shares of capital stock of the Company shall be required to adopt, amend, or repeal any provision of the Certificate and, at any time, the affirmative vote of at least two-thirds of the voting power of all then outstanding shares of capital stock of the Company shall be required to adopt, amend or repeal the Bylaws.

Advance Notice of Stockholder Nominations and Stockholder Business. The Bylaws permit stockholders to nominate a person for election as a director or bring other matters before a stockholders’ meeting only if such stockholder (i) is a stockholder of record at the time of giving of notice required by the Bylaws, (ii) shall be entitled to vote at such meeting and (iii) complies with the notice procedures set forth in the Bylaws and described below.

The notice from a stockholder intending to propose business (other than the nomination of directors) at a stockholders’ meeting must be furnished to the Company’s Secretary not less than 120 days prior to the anniversary of the preceding annual meeting of stockholders of the Company if the stockholder wishes to have his proposal included in the Company’s proxy statement for such meeting, or not less than 30 days prior to the anniversary date of the proxy statement for the preceding annual meeting of stockholders of the Company otherwise, subject to certain exceptions applicable principally to special meetings. The stockholder’s notice to the Secretary of the Company must contain as to each matter (i) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting, (ii) the name and address, as they appear on the Company’s books, of the stockholder proposing such business, (iii) the acquisition date, the class and the number of shares of voting stock of the Company which are owned beneficially by the stockholder, (iv) any material interest of the stockholder in such business and (v) a representation that the stockholder intends to appear in person or by proxy at the meeting to bring the proposed business before the meeting.

In the case of nominations for directors, the notice from the stockholder must be furnished to the Company’s Secretary, in the case of an annual meeting, not less than 30 days prior to the anniversary date of the proxy statement for the immediately preceding annual meeting of stockholders of the Company and, in the case of a special meeting, not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever first occurs. Such notice must also include as to each person whom the stockholder proposes to nominate for election or re-election as a director (i) all information relating to the person that is required to be disclosed in solicitations for proxies for election of directors, or is otherwise required, pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including the written consent of such person to be named in the proxy statement as a nominee and to serve as a director if elected). At the request of any officer of the Company, any person nominated by the Board for election as a director shall furnish to the Secretary of the Company that information required to be set forth in a stockholder’s notice of nomination which pertains to the nominee.

With respect to a nomination for a director, the chairman of the meeting of stockholders shall, if facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures set forth in the Bylaws. If the Chairman of the board of directors should so determine, the Chairman shall so declare to the meeting and the defective nomination shall be disregarded.

Special Meetings of the Stockholders. The Bylaws permit special meetings of stockholders to be called for any purpose or purposes by any one or more holders of record of 15% or more of the stock of the Company entitled to vote at such meeting, at such time and at such place as may be stated in the notice of the meeting. Written notice of the place, date, hour and purpose or purposes for which the meeting is called, shall be given by or at the direction of the Chairman of the Board (if any) or the President, the Secretary or the other person(s) calling the meeting to each stockholder entitled to vote thereat not less than ten nor more than sixty days before the date of the meeting. The notice may be delivered either personally or by mail.

Section 203 of the DGCL. The Company is not subject to Section 203 of the Delaware General Corporation Law (the “DGCL”), which prohibits Delaware corporations from engaging in a wide range of specified transactions with any interested stockholder, defined to include, among others, any person other than such corporation and any of its majority-owned subsidiaries who own 15% or more of any class or series of stock entitled to vote generally in the election of directors, unless, among other exceptions, the transaction is approved by (i) the Board of Directors prior to the date the interested stockholder obtained such status or (ii) the holders of two-thirds of the outstanding shares of each class or series of stock entitled to vote generally in the election of directors, not including those shares owned by the interested stockholder.

Limitation on Foreign Ownership of Company Stock. In order to permit the Company and its subsidiaries to conduct their business as U.S. Maritime Companies, the Certificate allows for redemption of shares of the Common Stock by action of the Company’s Board so as to limit the ownership or control of the Common Stock by non-United States citizens to 24.99% of the outstanding shares of capital stock of the Company, or any class thereof.

The separation of the Board of Directors into classes, the super-majority requirement for amending the Certificate and Bylaws, the limitation of stockholder action by written consent to situations where such action is unanimous, and the existence of authorized but unissued Common Stock and undesignated Preferred Stock each may have the effect of delaying, deferring or preventing a change in control of the Company, and thereby protecting the continuity of the Company’s management.

Registration Rights. Pursuant to the terms of a registration rights agreement (the “Registration Rights Agreement”) entered into in connection with the Plan, the Company agreed, subject to certain specified limitations and conditions, to register up to 10,000,000 shares of Common Stock held by the former holders of its Senior Notes (the “Selling Stockholders”). Pursuant to the terms of the Registration Rights Agreement, the Company is obligated to file a shelf registration statement covering the Common Stock on or before April 30, 2005 (the “Initial Shelf Registration Statement”). Once the Initial Shelf Registration Statement expires or ceases to be effective for a period of ninety (90) days, the Selling Stockholders may request that the Company file a shelf registration statement covering the Selling Stockholders’ unsold Common Stock (the “Demand Rights”). Additionally, if the Company proposes to register any of its securities for sale at a time when a registration statement covering the Common Stock held by the Selling Stockholders is not effective, then the Company has agreed to provide the Selling Stockholders with an opportunity to have their Common Stock included in such registration statement (the “Piggy Back Rights”). Pursuant to the terms of the Registration Rights Agreement, the Selling Stockholders are allowed up to three Demand Rights and unlimited Piggy Back Rights. The Company has agreed to pay all of the expenses associates with the filing of the foregoing registration statements, subject to certain specified limitations and conditions contained in the Registration Rights Agreement.

Under the terms of the Registration Rights Agreement, the Company may be prohibited from effecting certain transactions in the Common Stock, including any public offering of New Common Stock, while the Selling Stockholders are effecting an underwritten offering of their New Common Stock.

Item 2. Exhibits

Exhibit 3.1	Second Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K dated March 16, 2005).
Exhibit 3.2	Second Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to our Current Report on Form 8-K dated March 16, 2005).
Exhibit 4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to our Annual Report on Form 10-K dated March 15, 2005).
Exhibit 4.2
Registration Rights Agreement, dated as of March 15, 2005, by and among the Company and the Holders named therein (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K dated March 16, 2005).

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

TRICO MARINE SERVICES, INC.

Dated: April 28, 2005

By: /s/ JOSEPH S. COMPOFELICE
Name:	Joseph S. Compofelice
Title:	Chief Executive Officer

Exhibit Index

Exhibit 3.1	Second Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K dated March 16, 2005).
Exhibit 3.2	Second Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to our Current Report on Form 8-K dated March 16, 2005).
Exhibit 4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to our Annual Report on Form 10-K dated March 15, 2005).
Exhibit 4.2
Registration Rights Agreement, dated as of March 15, 2005, by and among the Company and the Holders named therein (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K dated March 16, 2005).